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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Advanced Neuromodulation Systems, Inc.
(Name of Subject Company (Issuer))

Apollo Merger Corp.
a wholly-owned subsidiary of
St. Jude Medical, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE
(Title of Class of Securities)

00757T101
(CUSIP Number of Class of Securities)

KEVIN T. O'MALLEY
ST. JUDE MEDICAL, INC.
GENERAL COUNSEL
ONE LILLEHEI PLAZA
ST. PAUL, MINNESOTA 55117
(651) 483-2000
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

With Copies to:

JOSEPH BARBEAU
GIBSON, DUNN & CRUTCHER LLP
1881 PAGE MILL ROAD
PALO ALTO, CALIFORNIA 94304-1125
(650) 849-5300

and

JAMES J. MOLONEY
GIBSON, DUNN & CRUTCHER LLP
4 PARK PLAZA
IRVINE, CALIFORNIA 92614-8557
(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$1,326,619,568.75	$156,143.12

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock and all shares of common stock issuable upon exercise of options vested on the Expiration Date (as defined in the Offer to Purchase), par value $0.05 per share, including the associated rights (the "Shares") of Advanced Neuromodulation Systems, Inc. at a purchase price of $61.25 per share, net to the seller in cash. As of October 12, 2005, there were 20,206,036 Shares outstanding and outstanding options to purchase 1,453,059 Shares that will be vested on the Expiration Date.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No. N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

  ☒
  third party tender offer subject to Rule 14d-l

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the third-party tender offer by Apollo Merger Corp., a Texas corporation (the "Purchaser") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock of Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"), par value $0.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and the Second Amendment to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute, the "Offer").

Items 1 through 9 and Item 11.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

        Not Applicable.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated October 18, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 18, 2005.
(a)(1)(G)	Transcript of Earnings Release Conference Call on October 17, 2005.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc.
(d)(2)	Confidentiality Agreement, dated as of July 28, 2005, by and between Advanced Neuromodulation Systems, Inc. and St. Jude Medical, Inc.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

2

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Merger Corp.
By:	/s/ KEVIN T. O'MALLEY
	Name:	Kevin T. O'Malley
	Title:	Vice President and Secretary
St. Jude Medical, Inc.
By:	/s/ KEVIN T. O'MALLEY
	Name:	Kevin T. O'Malley
	Title:	Vice President and General Counsel

Dated: October 18, 2005

3

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 18, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 18, 2005.
(a)(1)(G)	Transcript of Earnings Release Conference Call on October 17, 2005.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc.
(d)(2)	Confidentiality Agreement, dated as of July 28, 2005, by and between Advanced Neuromodulation Systems, Inc. and St. Jude Medical, Inc.

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  Items 1 through 9 and Item 11.
  Item 10. Financial Statements.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
Signature
EXHIBIT INDEX